Filed Pursuant To General Instruction II.L of Form F-10

Registration No. 333-272534

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement together with the short form base shelf prospectus dated July 20, 2023 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated July 20, 2023 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Uranium Royalty Corp., 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 4A2, telephone number 604-396-8222 and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated July 20, 2023

New Issue	February 6, 2024

URANIUM ROYALTY CORP.

US$22,863,640

6,724,600 Common Shares

This prospectus supplement (the “prospectus supplement”) of Uranium Royalty Corp. (the “Company”), together with the accompanying short form base shelf prospectus to which this prospectus supplement relates dated July 20, 2023 (the “prospectus”), qualifies the distribution (the “Offering”) of 6,724,600 common shares (the “Offered Shares”) of the Company at a price of US$3.40 per Offered Share (the “Offering Price”). The Offered Shares will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of February 6, 2024 between the Company and Canaccord Genuity Corp., as lead manager (the “Lead Underwriter”) and acting as representative of the syndicate of underwriters named therein, including BMO Nesbitt Burns Inc. (“BMO”), Canaccord Genuity LLC (“CGL”) and H.C. Wainwright & Co., LLC (together with CGL, the “U.S. Underwriters”, and collectively with the Lead Underwriter and BMO, the “Underwriters”). The Lead Underwriter and BMO are joint bookrunners in respect of the Offering. The Offering Price has been determined by negotiation between the Company and the Underwriters. See “Plan of Distribution”.

Unless the context otherwise requires, references to “Offered Shares” include any Over-Allotment Shares (as defined herein), as the context permits or requires.

Price: US$3.40 per Offered Share

	Price to the public	Underwriters discounts or commissions(1)	Net proceeds to the Company(2)
Per Offered Share	US$3.40	US$0.187	US$3.213
Total(3)	US$22,863,640	US$1,257,500	US$21,606,140

Notes:

(1)	In consideration for the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay the Underwriters a fee of US$1,257,500 (the “Underwriters’ Fee”), representing 5.5% of the aggregate gross proceeds of the Offering. Uranium Energy Corp. (the “Participating Insider”) presently owns approximately 15% of the issued and outstanding Common Shares and intends to participate in the Offering to maintain its pro rata share, for which reduced cash commission of 3.0% will be allocable to such Offered Shares sold. The table above assumes the aforementioned 5.5% rate applies to the entire gross proceeds under the Offering. If the Participating Insider participates fully, the expected cash commission to the Underwriters would be US$1,164,865. See “Plan of Distribution”.
(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, including the preparation and filing of this prospectus supplement, which is estimated to be US$250,000 and which will be paid from the proceeds of the Offering.
(3)	The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters at any time until the date which is 30 days following the Closing Date (as defined below), to purchase up to an additional 1,008,690 Offered Shares at a price of US$3.40 per Offered Share (the “Over-Allotment Shares”). Unless the context otherwise requires, references herein to “Offering” and “Offered Shares” assume the exercise of the Over-Allotment Option in full. If the Over-Allotment Option is exercised in full, the totals for “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” (before payment of the expenses of the Offering) will be US$26,293,186, US$1,446,125 and US$24,847,061, respectively. This prospectus supplement qualifies the distribution of the Over-Allotment Option and any Over-Allotment Shares issuable upon the exercise of the Over-Allotment Option. See “Plan of Distribution”. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those securities under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The outstanding common shares (the “Common Shares”) of the Company are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “URC” and “UROY”, respectively. On February 5, 2024, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$4.32 per Common Share and on Nasdaq was US$3.17 per Common Share. The Company has applied to list the Offered Shares on the TSX and on Nasdaq. Listing will be subject to the Company fulfilling all of the requirements of the TSX. The Company has submitted a Listing of Additional Shares Notification form for the Offered Shares to Nasdaq.

The table below sets out the number of Over-Allotment Shares that may be issued by the Company to the Underwriters pursuant to the Over-Allotment Option.

Underwriters’ position	Maximum number of securities available	Exercise period	Exercise price
Over-Allotment Option	1,008,690 Over-Allotment Shares	30 days following the Closing Date	US$3.40

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”. Certain legal matters relating to the Offered Shares offered hereunder will be passed upon on behalf of the Company by Sangra Moller LLP as Canadian counsel and Haynes and Boone LLP as U.S. counsel and on behalf of the Underwriters by DLA Piper (Canada) LLP as Canadian counsel and DLA Piper LLP (US) as U.S. counsel.

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may offer the Offered Shares at a lower price than stated above. See “Plan of Distribution”.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing is expected to take place on or about February 9, 2024 or such later date as the Company and the Underwriters may agree (the “Closing Date”), but in any event not later than February 13, 2024.

The Offered Shares will be ready for delivery through the facilities of the Depository Trust Company (“DTC”) or CDS Clearing and Depository Services Inc. (“CDS”), as the case may be, on the Closing Date. It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to DTC, CDS or their nominee, as the case may be, and deposited with DTC, CDS or their nominee, as the case may be. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a DTC or CDS participant, as the case may be, and from or through whom a beneficial interest in the Offered Shares is purchased.

The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters have agreed to purchase all of the Offered Shares sold under the Underwriting Agreement if any of the Offered Shares are purchased. In connection with the Offering, subject to applicable laws, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. Any such reduction in the Offering Price or other selling terms will not affect the proceeds received by the Company. See “Plan of Distribution”.

(ii)

The Offering is being made concurrently in each of the provinces and territories of Canada, other than Québec, under the terms of this prospectus supplement and in the United States under the terms of the Company’s registration statement on Form F-10, as amended (File No. 333-272534) (the “Registration Statement”), filed with the United States Securities and Exchange Commission (the “SEC”) of which this prospectus supplement forms a part. The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. See “Where You Can Find More Information”. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. The U.S. Underwriters are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will not, directly or indirectly, solicit offers to purchase or sell Offered Shares in Canada. See “Plan of Distribution”.

Annual financial statements and interim financial statements, incorporated herein by reference, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, as applicable, and such financial statements are reported in Canadian dollars. See “Financial and Exchange Rate Information” and “Auditor, Transfer Agent and Registrar”. As a result, investors should be aware that our financial statements may not be comparable to financial statements of United States companies. Our annual financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IFRS, and our interim financial statements which will be deemed incorporated by reference herein in the future, or which may form part of a prospectus supplement in the future, will be prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, certain of the officers and directors are not residents of the United States, that some or all of the Underwriters or experts named in this prospectus supplement and in the accompanying prospectus are not residents of the United States, and that a substantial portion of the assets of the Company and such persons are located outside the United States. See “Enforceability of Certain Civil Liabilities”.

NEITHER THE SEC, ANY CANADIAN SECURITIES REGULATOR, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such Offered Shares. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See “Risk Factors”.

Certain of our directors and officers and some of the experts named in this prospectus supplement and the accompanying prospectus reside outside of Canada. See “Enforcement of Judgements Against Foreign Persons”.

The Company’s head office is located at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 4A2, and its registered and records office is located at 925 West Georgia Street, Suite 1000, Vancouver, British Columbia V6C 3L2.

Investors should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus supplement (including, the accompanying prospectus) or to be incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares. No offer of the Offered Shares is being made in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein.

Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to “US$” are to U.S. dollars, and references to “C$” or “$” are to Canadian dollars. See “Financial and Exchange Rate Information”.

(iii)

(iv)

(v)

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form F-10 (File No. 333-272534) that the Company filed with the SEC on June 9, 2023, as amended by Amendment No. 1 to Form F-10 that was filed with the SEC on June 20, 2023, and that was declared effective by the SEC on June 21, 2023 using a “shelf” registration process. This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares and adds to, and updates, information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

The representations, warranties and covenants made by the Company in any agreement that is filed as an exhibit to any document that is incorporated by reference herein or in the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to investors. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of affairs of the Company.

Investors should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. The Company has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. If anyone provides investors with any different, additional, inconsistent or other information, investors should not rely on it. This prospectus supplement and the accompanying prospectus contain summaries of certain provisions contained in some of the documents described herein or therein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of these documents have been filed, will be filed or will be incorporated herein by reference, and investors may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information”.

Neither the Company nor the Underwriters are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Offered Shares pursuant hereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company’s website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

Market data and certain industry forecasts used in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified such information, and we do not make any representation as to the accuracy of such information.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “URC” or the “Company”, refer to Uranium Royalty Corp. together with its subsidiaries. All other trademarks, service marks or other tradenames appearing in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

This prospectus supplement includes the trademarks, trade names and service marks of the Company, which is protected under applicable intellectual property laws and are the property of Uranium Royalty Corp., or its subsidiaries. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus supplement may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, it rights or the right of the applicable licensor to these trademarks, trade names and service marks. The Company does not intend the use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of the Company by, these other parties.

S-1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this prospectus supplement and the accompanying prospectus may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this prospectus supplement contains Forward-Looking Statements pertaining to the following: sales of Offered Shares under the Offering; timing of closing of the Offering; the satisfaction of the conditions to closing of the Offering; receipt of any required approvals; exercise of the Over-Allotment Option; use of proceeds; the ongoing operation of the properties in which the Company holds or may hold uranium interests; future events or future performance; the impact of general business and economic conditions; future debt levels, financial capacity, liquidity and capital resources; anticipated future sources of funds to meet working capital requirements; future capital expenditures and contractual commitments; expectations respecting future financial results; expectations with respect to the Company’s financial position; expectations regarding uranium prices and the impacts of United States and other governmental policies on uranium demand; expectations regarding supply and demand for uranium; expectations regarding the Company’s business plans, strategies, growth and results of operations; the Company’s dividend policy; conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used; the financial and operational strength of counterparties; production volumes; mineral resources and mine life; governmental regulatory regimes with respect to environmental matters; and governmental taxation regimes.

Forward-Looking Statements are based on a number of material assumptions, including those listed here, which could prove to be significantly incorrect: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; future operations and developments on the properties in which the Company holds or may hold interests; the ongoing operation of the properties in which the Company holds or may hold uranium interests; and the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company’s interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of, among other things, the risk factors set forth below and included elsewhere in this prospectus supplement and accompanying prospectus, including the following:

●	limited or no access to data or the operations underlying the Company’s royalty interests;
●	dependence on third party operators;
●	risks related to political unrest in Kazakhstan, which could negatively impact the Company’s option to purchase uranium from Yellow Cake plc;
●	dependence on future payments from owners and operators of the Company’s royalty and other interests;
●	royalties, streams and similar interests may not be honoured by owners and operators of a project;
●	risks relating to buy-back and similar rights held by the owners and operators of the Company’s interests;
●	the impact of project costs on profit-based royalties, such as net profit interest royalties;
●	risks faced by owners and operators of the properties underlying the Company’s interest;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	volatility in market prices and demand for uranium and the market price of the Company’s other investments, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan;
●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	risks related to mineral reserve and mineral resource estimates, including rate and timing of production differences from resource and reserve estimates;
●	risks related to the public acceptance of nuclear energy in relation to other energy sources;
●	alternatives to and changing demand for uranium;
●	the absence of any public market for uranium;

S-2

●	changes in legislation, including permitting and licensing regimes and taxation policies, including regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or other interests are located;
●	risks related to epidemics, pandemics and other health crises;
●	commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
●	risks associated with future acquisitions;
●	effects of competition and pricing pressures;
●	actual results differing materially from management estimates and assumptions;
●	any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
●	risks related to the competitive nature of the royalty and streaming business;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	macroeconomic developments and changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	reduced access to debt and equity capital;
●	fluctuations in the value of the Canadian dollar;
●	fluctuations in the market prices of the Company’s investments;
●	risks related to foreign exchange rate fluctuations;
●	any inability of the Company to execute its growth strategy;
●	any inability to attract and retain key employees;
●	litigation;
●	risks associated with First Nations land claims;
●	potential conflicts of interests;
●	any inability to ensure compliance with anti-bribery and anti-corruption laws;
●	any future expansion of the Company’s business activities;
●	any failure to maintain effective internal controls;
●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters; and
●	the other factors discussed under “Risk Factors” herein, in the accompanying prospectus and in the Company’s annual information form for the fiscal year ended April 30, 2023, dated July 13, 2023 (the “Annual Information Form”), attached as Exhibit 99.1 to the Company’s Annual Report on Form 40-F for such fiscal year, and incorporated by reference herein.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-Looking Statements.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of exploration of our projects.

Please carefully consider the risk factors set out herein under “Risk Factors”, in the accompanying prospectus and in the Annual Information Form.

FINANCIAL AND EXCHANGE RATE INFORMATION

The Company’s annual consolidated financial statements and interim financial statements that are incorporated by reference into this prospectus supplement have been prepared in accordance with IFRS, and in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting, as applicable, and are reported in Canadian dollars. They may not be comparable to financial statements of United States companies. In this prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” are to United States dollars, and references to “$” or “C$” are to Canadian dollars.

S-3

The high, low, average and closing exchange rates for United States dollars in terms of the Canadian dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Year ended April 30 (US$)
	2023	2022	2021
High	0.7974	0.8306	0.8140
Low	0.7217	0.7727	0.7080
Average	0.7526	0.7972	0.7649
Closing	0.7817	0.7755	0.8140

	Six months ended October 31 (US$)
	2023	2022	2021
High	0.7617	0.7974	0.8306
Low	0.7209	0.7217	0.7778
Average	0.7432	0.7650	0.8049
Closing	0.7209	0.7327	0.8075

On February 5, 2024, the daily average exchange rate provided by the Bank of Canada in terms of the Canadian dollar was C$1.00 = US$0.7393.

NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, as applicable, have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this prospectus supplement and the accompanying prospectus and in any document incorporated by reference herein and therein have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) classification system or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“JORC”) or S-K 1300 (as defined below), as applicable. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves as adopted by the CIM (the “CIM Definition Standards”).

The SEC has adopted mining disclosure rules under sub-part 1300 of SEC S-K – Disclosure by Registrants Engaged in Mining Operations (“S-K 1300”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to MJDS, the Company is not required to provide disclosure under S-K 1300 and will continue to provide disclosure under NI 43-101. Under S-K 1300, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding definitions under the CIM Definition Standards, as required under NI 43-101.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under S-K 1300.

Certain resource estimates disclosed in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, may contain descriptions of the projects underlying the interests that differ from similar information made available by Canadian and United States issuers.

S-4

TECHNICAL AND THIRD-PARTY INFORMATION

This prospectus supplement and accompanying prospectus, including the documents incorporated by reference therein, includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein, and in the documents incorporated by reference in the accompanying prospectus, relating to properties underlying the Company’s interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third-party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests. Additionally, the Company has received, and may from time to time receive, operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

As of the date of this prospectus supplement, the Company considers its royalty interest in the McArthur River Project and Waterbury Lake / Cigar Lake Project (each as described in the Annual Information Form), located in Saskatchewan, Canada as its material properties for the purposes of NI 43-101. Information contained in this prospectus supplement or accompanying prospectus or incorporated by reference herein or therein with respect to each of such projects has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

Unless otherwise indicated, the scientific and technical information contained in this prospectus supplement or the accompanying prospectus and in the documents incorporated by reference herein and therein regarding McArthur River and regarding Waterbury Lake / Cigar Lake has been derived from (i) the technical report titled “McArthur River Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report”, with an effective date of December 31, 2018, and the technical report titled “Cigar Lake Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report”, with an effective date of December 31, 2015, respectively, each prepared for Cameco Corporation (“Cameco”), and (ii) Cameco’s annual information form for the year ended December 31, 2022 and Cameco’s other public disclosures, copies of which are available under its profile on SEDAR+, the consolidated electronic filing and data access system of the Canadian Securities Administrators (“SEDAR+”).

We have obtained certain information contained in this prospectus supplement concerning the industries in which we operate from publicly available information from third party sources. We have not verified the accuracy or completeness of any information contained in such publicly available information. In addition, we have not determined if any such third party has omitted to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information became publicly available or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that are used by the Underwriters in connection with the Offering are not part of this prospectus supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. Any template version of any marketing materials that has been, or will be, filed under the Company’s profile on SEDAR+ at www.sedarplus.ca before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus supplement for the purposes of the distribution of the Offered Shares to which this prospectus supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: (1) the Underwriting Agreement; (2) the documents listed under “Documents Incorporated by Reference”; (3) the consent of PricewaterhouseCoopers LLP; (4) the consent of the Company’s Canadian counsel, Sangra Moller LLP; (5) the consent of the Underwriters’ Canadian counsel, DLA Piper (Canada) LLP; (6) powers of attorney from certain of the Company’s directors and officers (included on the signature page to the Registration Statement); and (7) the consents of the “qualified persons” referred to in this prospectus supplement under “Interest of Experts”.

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DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement and in the accompanying prospectus from documents filed with the securities commissions or similar authorities in Canada and the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from Josephine Man, Chief Financial Officer of the Company at 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 4A2, (604) 396-8222 or by accessing the disclosure documents available electronically in Canada on SEDAR+, at www.sedarplus.ca. Documents filed with, or furnished to, the SEC are available electronically in the United States through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”), at www.sec.gov. The Company’s filings through SEDAR+ and EDGAR are not incorporated by reference in this prospectus supplement except as specifically set forth herein.

The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

1)	the Annual Information Form;

2)	the management information circular of the Company regarding the annual general meeting of shareholders of the Company held on October 12, 2023, dated August 18, 2023;

3)	the audited annual consolidated financial statements of the Company as at and for the financial years ended April 30, 2023 and 2022, together with the notes thereto, and the auditors reports thereon;

4)	the management’s discussion and analysis of financial condition and results of operations of the Company for the financial year ended April 30, 2023 dated July 13, 2023;

5)	the unaudited interim consolidated final statements of the Company for the three and six months ended October 31, 2023 together with the notes thereto (the “Interim Financial Statements”);

6)	the management’s discussion and analysis of financial condition and results of operations of the Company for the three and six months ended October 31, 2023 dated December 13, 2023 (the “Interim MD&A”);

7)	the material change report of the Company with respect to commencement of listing of the Common Shares and its common share purchase warrants on the TSX, dated July 5, 2023;

8)	the material change report of the Company with respect to its renewed at-the-market equity program (the “ATM Offering”) for the issuance of up to US$40,000,000 (or the equivalent in Canadian dollars) of Common Shares (the “ATM Shares”), dated August 8, 2023; and

9)	the material change report of the Company with respect to its completed bought deal public offering of 10,205,000 Common Shares at a price of US$2.94 per share, for gross proceeds of US$30,002,700, dated October 17, 2023.

References to the Company’s website in any documents that are incorporated by reference into the accompanying prospectus, of which this prospectus supplement forms a part, do not incorporate by reference the information on such website into the accompanying prospectus, of which this prospectus supplement forms a part, and the Company disclaims any such incorporation by reference. Neither the Company nor the Underwriters have provided or otherwise authorized any other person to provide investors with information other than that contained or incorporated by reference in the accompanying prospectus, of which this prospectus supplement forms a part, and neither the Company nor the Underwriters take any responsibility for other information that others may give to investors. If an investor is provided with different or inconsistent information, he or she should not rely on it.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC the Registration Statement on Form F-10, as amended (File No. 333-272534), under the U.S. Securities Act, as amended, with respect to the Offered Shares offered under this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this prospectus supplement or the prospectus but contained in the Registration Statement is available on EDGAR under the Company’s profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this prospectus supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

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We are required to file with the various securities commissions or similar authorities in all of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act, prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

THE COMPANY

The following description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors”, and the Annual Information Form, as well as the documents incorporated by reference herein and therein before making an investment decision.

The Company is a uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. For further information on the Company and its business activities, see the Annual Information Form, which is incorporated by reference herein.

CONSOLIDATED CAPITALIZATION

As of the date hereof, the current number of issued and outstanding Common Shares is 113,412,559.

The following table shows the consolidated capitalization of the Company as at the date of the Interim Financial Statements and as at such date on an adjusted basis after giving effect to the Offering. The following table should be read in conjunction with the Interim Financial Statements and Interim MD&A, each of which are incorporated by reference into this prospectus supplement.

	As at October 31, 2023	As at October 31, 2023 after giving effect to the Offering(1)	As at October 31, 2023 after giving effect to the Offering and the exercise of the Over-Allotment Option(2)
Share capital(3)	C$212,407	C$243,475	C$247,850
	(112,418,939 Common Shares)	(120,137,159 Common Shares)	(121,145,849 Common Shares)

Notes:

(1)	Based on: (i) the issuance of 6,724,600 Offered Shares pursuant to the Offering for aggregate gross proceeds of US$22,863,640 less the Underwriters’ Fee of US$1,257,500 and the estimated expenses of the Offering of US$250,000. Amounts include the exercise of an aggregate 993,620 warrants subsequent to October 31, 2023 and prior to the date of this prospectus supplement. Amounts assume the Underwriters’ Fee at a 5.5% commission rate applies to the entire Offering.
(2)	Based on: (i) the issuance of 7,733,290 Offered Shares pursuant to the Offering for aggregate gross proceeds of US$26,293,186 less the Underwriters’ Fee of US$1,446,125 and the estimated expenses of the Offering of US$250,000. Amounts include the exercise of an aggregate 993,620 warrants subsequent to October 31, 2023 and prior to the date of this prospectus supplement. Amounts assume the Underwriters’ Fee at a 5.5% commission rate applies to the entire Offering.
(3)	Expressed in thousands of dollars.

As a result of the Company’s ongoing ATM Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds of the ATM Offering and the number of issued and outstanding Common Shares will increase by the number of ATM Shares actually distributed under the ATM Offering. See “Prior Sales” for more information on ATM Shares sold to date.

Other than as set forth above and herein under “Prior Sales”, there have been no material changes in the Company’s share or loan capital on a consolidated basis since October 31, 2023.

USE OF PROCEEDS

The estimated net proceeds received by the Company from the Offering (assuming no exercise of the Over-Allotment Option) will be approximately US$21,356,140 (determined after deducting the Underwriters’ Fee of US$1,257,500, assuming a 5.5% commission rate applicable to the entire Offering, and estimated expenses of the Offering of US$250,000). If the Over-Allotment Option is exercised in full, the estimated net proceeds received by the Company from the Offering will be approximately US$24,597,061 (determined after deducting the Underwriters’ Fee of US$1,446,125, assuming a 5.5% commission rate applicable to the entire Offering, and estimated expenses of the Offering of US$250,000).

The Participating Insider presently owns approximately 15% of the issued and outstanding Common Shares and intends to participate in the Offering to maintain its pro rata share, for which reduced cash commission of 3.0% will be allocable to such Offered Shares sold.

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The Company currently intends to use the net proceeds primarily to fund future royalty acquisitions and purchases of physical uranium as follows:

Activity or Nature of Expenditure	Approximate Use of Net Proceeds
Future royalty acquisitions	US$1.4 million
Purchases of physical uranium	US$20.0 million
Total	US$21.4 million

The expected use of net proceeds of the Offering represents the Company’s current intentions based upon its present plan and business conditions. As of the date of this prospectus, the Company cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of the Offering. The Company will have broad discretion in the application of the net proceeds in the category of “future royalty acquisitions” and “purchases of physical uranium” and investors will be relying on the Company’s judgment regarding the application of the proceeds of the Offering. Depending on the outcome of the Company’s business activities and other unforeseen events, the Company’s plans and priorities may change and it may apply the net proceeds of the Offering in different proportions than is currently anticipated. The Company estimates that it will utilize approximately US$1.4 million of the net proceeds of this Offering for future direct or indirect acquisitions of royalties and approximately US$20.0 million of the net proceeds of this Offering for the purchases of physical uranium. There are no specific proposed acquisitions or other definitive plans for the expenditure of these funds as of the date hereof. Accordingly, all allocations will be at the sole discretion of the Company’s management and board of directors. See “Risk Factors”.

Until utilized for the above purposes, the Company may invest the net proceeds that it does not immediately require in short-term marketable debt securities, cash balances, certificates of deposit, and other instruments issued by banks or guaranteed by the government of Canada.

The Company is primarily engaged in the acquisition of uranium interests. The Company’s principal business objectives that it expects to accomplish using the net proceeds of the Offering are: (a) the acquisition of additional physical uranium pursuant to existing contractual arrangements; and (b) investigating opportunities to acquire additional royalties and physical uranium.

To complete the Company’s objectives regarding the acquisition of additional royalties and physical uranium, the primary milestone to be achieved is the successful identification, negotiation and execution of agreements in respect of such future acquisitions. While the Company currently intends to seek acquisition opportunities, the cost of any such acquisition will be transaction dependent and it is unable to predict the amount of time required to achieve such milestone.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement entered into among the Company and the Underwriters, the Company has agreed to sell and the Underwriters have agreed severally, and not jointly or jointly and severally, to purchase or arrange for the purchase, on the Closing Date, of an aggregate of 6,724,600 Offered Shares at the Offering Price for gross proceeds of US$22,863,640 payable in cash to the Company against delivery of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement.

Pursuant to the Underwriting Agreement, the Company has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters for a period of 30 days from and including the Closing Date, to purchase up to 1,008,690 Over-Allotment Shares to cover over-allotments, if any, and for related market stabilization purposes. The Over-Allotment Option may be exercisable by the Underwriters to acquire Over-Allotment Shares at a price equal to the Offering Price. If the Over-Allotment Option is exercised in full, the total price to the public will be US$26,293,186, the total Underwriters’ Fee will be US$1,446,125, and the net proceeds to the Company (before payment of the expenses of the Offering and assuming no participation by the Participating Insider) will be US$24,847,061. This prospectus supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares to be sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters’ over-allocation position acquires those securities under this prospectus supplement, regardless of whether the overallocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Offering Price was determined by arm’s length negotiation among the Company and the Lead Underwriter, on behalf of the Underwriters, with reference to the prevailing market prices of the Common Shares.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of “disaster out”, “regulatory out”, “material change out” and “breach out” provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

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In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriters the Underwriters’ Fee, equal to 5.5% of the aggregate gross proceeds of the Offering (including in respect of any exercise of the Over-Allotment Option). The Participating Insider presently owns approximately 15% of the issued and outstanding Common Shares and intends to participate in the Offering to maintain its pro rata share, for which reduced cash commission of 3.0% will be allocable to such Offered Shares sold.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under Canadian provincial and territorial securities legislation and under the U.S. Securities Act of 1933, as amended.

The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price. Without affecting the firm obligation of the Underwriters to purchase the Offered Shares in accordance with the Underwriting Agreement, the Underwriters may decrease the Offering Price of the Offered Shares which they sell under this prospectus supplement after they have made a reasonable effort to sell all such Offered Shares at the Offering Price. The sale by the Underwriters of Offered Shares at a price of less than the Offering Price will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters for the Offered Shares.

The Offered Shares will be offered concurrently in the United States and in all the provinces and territories of Canada, other than Québec, pursuant to the MJDS. The Offered Shares will be offered in the United States and the provinces and territories of Canada, other than Québec, through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates who are registered to offer the Offered Shares for sale in the United States and such provinces and territories of Canada, as applicable, and such other registered dealers as may be designated by the Underwriters. The U.S. Underwriters are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Pursuant to the Underwriting Agreement, subject to certain customary exceptions, the Company has agreed that it will not, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Company would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, or agree to become bound to do so, or disclose to the public any intention to do so for a period of 60 days from the Closing Date without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, except in certain circumstances.

Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this prospectus supplement, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market balancing activities and a bid or purchase made for or on behalf of a client where the client’s order was not solicited. Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time. In particular, the Underwriters may overallocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include over-allocating or making short sales of the Common Shares. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared to the price at which they may purchase Common Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase Common Shares in this Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position resulting from any short sales will, in each case, acquire such Offered Shares under this prospectus supplement, regardless of the fact that the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

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Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book-based system through CDS or its nominee and deposited in registered or electronic form with CDS on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date specified on the cover page of this prospectus supplement, which will be three business days following the date of the prospectus supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the Closing Date will be required, by virtue of the fact that the Offered Shares will not settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. U.S. purchasers of Offered Shares who wish to trade their Offered Shares prior to the Closing Date should consult their own advisors.

The Common Shares are listed under the symbol “UROY” on Nasdaq and under the symbol “URC” on the TSX. The Company has applied to list the Offered Shares distributed under the final prospectus supplement on the TSX and Nasdaq. Listing will be subject to the Company fulfilling all listing requirements of the TSX and Nasdaq, as applicable.

PRIOR SALES

The following table summarizes the issuances by the Company of Common Shares and securities convertible into Common Shares within the 12 months prior to the dates of this prospectus supplement:

Date of Issuance	Type of Security	Number of Securities	Issuance Price / Exercise Price

March 24, 2023	Common Shares	14,614	$2.00	(1)
April 17, 2023	Common Shares	126,666	$2.00	(1)
June 14, 2023	Common Shares	565,722	$2.00	(1)
August 18, 2023	Common Shares	300	$2.00	(1)
August 21, 2023	Stock Options	418,800	N/A
August 24, 2023	Common Shares	587,000	$2.00	(1)
August 29, 2023	Stock Options	32,500	N/A
August 30, 2023	Common Shares	800	$2.00	(1)
September 5, 2023	Common Shares	28,000	$2.00	(1)
September 6, 2023	Common Shares	181,678	$2.00	(1)
September 25, 2023	Common Shares	227,000	US$3.13	(2)
September 25, 2023	Common Shares	46,800	$4.22	(2)
September 26, 2023	Common Shares	17,610	US$3.12	(2)
September 26, 2023	Common Shares	4,400	$4.20	(2)
September 28, 2023	Common Shares	55,400	US$3.06	(2)
September 28, 2023	Common Shares	19,100	$4.12	(2)
October 4, 2023	Common Shares	270,000	US$2.86	(2)
October 4, 2023	Common Shares	65,000	$3.92	(2)
October 5, 2023	Common Shares	41,900	$2.00	(1)
October 5, 2023	Common Shares	121,400	US$2.93	(2)
October 5, 2023	Common Shares	44,200	$4.03	(2)
October 6, 2023	Common Shares	9,750	$2.00	(1)
October 10, 2023	Common Shares	13,850	$2.00	(1)
October 11, 2023	Common Shares	110,300	$2.00	(1)
October 11, 2023	Common Shares	10,205,000	$2.94	(3)
November 8, 2023	Stock Options	50,000	N/A
November 28, 2023	Common Shares	22,600	$2.00	(1)
November 30, 2023	Common Shares	60,000	$2.00	(1)
December 8, 2023	Common Shares	24,000	$2.00	(1)
December 11, 2023	Common Shares	187,600	$2.00	(1)
December 12, 2023	Common Shares	22,500	$2.00	(1)
January 11, 2024	Common Shares	2,520	$2.00	(1)
January 16, 2024	Common Shares	3,000	$2.00	(1)
January 19, 2024	Common Shares	120,000	$2.00	(1)
January 25, 2024	Common Shares	80,000	$2.00	(1)
January 26, 2024	Common Shares	50,000	$2.00	(1)
January 31, 2024	Common Shares	140,000	$2.00	(1)
February 1, 2024	Common Shares	127,200	$2.00	(1)
February 2, 2024	Common Shares	130,000	$2.00	(1)
February 5, 2024	Common Shares	24,200	$2.00	(1)

Notes:

(1)	Common Shares issued from the exercise of common share purchase warrants.
(2)	Common Shares issued from distributions under the Company’s “at-the-market” distribution equity program qualified by a prospectus supplement dated August 8, 2023 to the prospectus, pursuant to an equity distribution agreement dated August 8, 2023 among the Company and the agents party to such equity distribution agreement. Common Shares sold with an Issuance Price in “US$” were sold through the facilities of the Nasdaq. Common Shares sold with an Issuance Price in “$” were sold through the facilities of the TSX.
(3)	Common Shares issued from distribution under the Company’s bought deal public offering qualified by a prospectus supplement dated October 11, 2023 to the prospectus, pursuant to an underwriting agreement dated October 11, 2023 among the Company and BMO Nesbitt Burns Inc., as lead manager and sole book-runner, and acting as representative of the underwriters named therein.

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TRADING PRICE AND VOLUME

The following table sets forth the monthly high and low sales price and trading volume of the Common Shares in Canada for the 12-month period before the date of this prospectus supplement:

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
2023
February	3.99	3.11	1,796,193
March	3.36	2.66	2,454,650
April	2.85	2.45	1,641,449
May	2.76	2.47	825,466
June	3.09	2.58	899,258
July(1)	3.03	2.51	766,301
August	3.44	2.71	1,570,481
September	4.26	3.30	2,826,467
October	4.38	3.50	4,562,200
November	4.33	3.59	3,439,400
December	4.06	3.42	2,766,100

2024
January	4.95	3.25	6,483,851
February 1-5	5.05	4.13	1,532,303

Note:

(1)	The Common Shares were delisted from the TSX-V after close of markets on July 5, 2023, and commenced listing on TSX effective July 6, 2023.

The following table provides the monthly high and low sales price and trading volume of the Common Shares on Nasdaq for the 12-month period before the date of this prospectus supplement:

	Trading Summary
	High (US$)	Low (US$)	Volume Traded (#)
2023
February	3.00	2.30	11,120,309
March	2.47	1.93	12,969,725
April	2.11	1.81	7,981,803
May	2.06	1.81	8,361,621
June	2.32	1.87	9,158,100
July	2.28	1.89	7,586,580
August	2.54	2.02	16,669,320
September	3.18	2.42	28,878,133
October	3.29	2.54	40,264,900
November	3.17	2.61	22,768,500
December	3.02	2.56	21,026,500

2024
January	3.72	2.43	42,703,340
February 1-5	3.76	3.05	10,097,406

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The Company’s share purchase warrants are listed on the TSX under the stock symbol “URC.WT.” The following table provides the monthly high and low sales price and trading volume of the warrants in Canada for the 12-month period before the date of this prospectus supplement:

	Trading Summary
	High ($)	Low ($)	Volume Traded (#)
2023
February	2.00	1.30	250,997
March	1.46	0.93	297,452
April	1.20	0.95	129,162
May	1.06	0.80	82,542
June	1.27	0.92	152,093
July(1)	1.01	0.95	41,325
August	1.48	0.95	333,798
September	2.33	1.37	848,175
October	2.38	1.60	573,145
November	2.34	1.70	715,312
December	1.99	1.51	564,571

2024
January	2.99	1.33	1,434,142
February 1-5	3.05	2.12	391,896

Note:

(1)	The share purchase warrants were delisted from the TSX-V after close of markets on July 5, 2023, and commenced listing on TSX effective July 6, 2023.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Sangra Moller LLP, Canadian counsel to the Company, and DLA Piper (Canada) LLP, Canadian counsel to the Underwriters, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to a holder who acquires Offered Shares as beneficial owner pursuant to the Offering and who, at all relevant times, for the purposes of the Tax Act, deals at arm’s length with the Company and the Underwriters, is not affiliated with the Company or the Underwriters, and will acquire and hold such Offered Shares as capital property (each, a “Holder”), all within the meaning of the Tax Act. Offered Shares will generally be considered to be capital property to a Holder unless the Holder acquires or holds the Offered Shares or is deemed to acquire or hold the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or is deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (a) that is a “financial institution” for purposes of the “mark-to-market property” rules in the Tax Act; (b) an interest in which is or would constitute a “tax shelter investment” (as defined in the Tax Act); (c) that is a “specified financial institution” (as defined in the Tax Act); (d) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (e) that is exempt from tax under Part I of the Tax Act; (f) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” (as those terms are defined in the Tax Act) with respect to the Offered Shares; (g) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act), (h) that is a partnership, or (i) that is a corporation resident in Canada that is or becomes (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is or becomes), as part of a transaction or event or series of transactions or events that includes the acquisition of Offered Shares, controlled by a non-resident person or a group of persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm’s length, for the purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Tax Act. Such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Offered Shares pursuant to the Offering.

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This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), the current provisions of the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Convention”), and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by it prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be determined in Canadian dollars based on the Bank of Canada rate for the day on which such amount arose or such other rate as is acceptable to the CRA.

Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (each, a “Resident Holder”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Offered Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have their Offered Shares, and every other “Canadian security” (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares in a taxation year will be included in computing a Resident Holder’s income for that taxation year. In the case of a Resident Holder who is an individual (including certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to “taxable dividends” received by an individual from “taxable Canadian corporations” (each as defined in the Tax Act). An enhanced gross-up and dividend tax credit will be available to individuals in respect of “eligible dividends” (as defined in the Tax Act) designated by the Company in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends” and the Company has made no commitment in this regard.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received on the Offered Shares in a taxation year will be included in the Resident Holder’s income but will generally be deductible in computing such Resident Holder’s taxable income for the taxation year, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Tax Act) will generally be liable to pay an additional tax under Part IV of the Tax Act (which generally is refundable, subject to the detailed rules of the Tax Act) on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the year.

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Dispositions of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, Offered Shares (other than a disposition to the Company that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition in respect of the Offered Shares, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Offered Shares immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base (determined immediately before the acquisition of the Offered Share) of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Residents of Canada – Taxation of Capital Gains and Losses”.

Taxation of Capital Gains and Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in computing the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss realized by a Resident Holder (an “allowable capital loss”) must generally be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years (but not against other income), in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition or deemed disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on such Offered Share, or a share substituted for such share, to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. A Resident Holder to which these rules may be relevant is urged to consult its own tax advisor.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (which generally is refundable, subject to the detailed rules of the Tax Act) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains. Tax Proposals released by the Minister of Finance (Canada) on August 9, 2022, and included in Bill C-59 which received its first reading in the Canadian House of Commons in November 2023, are intended to extend this additional tax and refund mechanism in respect of aggregate investment income to “substantive CCPCs” as defined in the Tax Proposals. Resident Holders should consult their own tax advisors with regard to this additional tax and refund mechanism.

Alternative Taxes

Capital gains realized (or deemed to be realized) and dividends received (or deemed to be received) by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) is neither resident nor deemed to be resident in Canada, and (ii) does not use or hold, and will not be deemed to use or hold, Offered Shares in connection with, or in the course of, carrying on a business in Canada (each, a “Non-Resident Holder”). The term “U.S. Holder”, for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

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Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

The Company will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Resident Holder’s account. Non-Resident Holders should consult their own tax advisors regarding the application of the US Treaty or any other tax treaty.

The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting, of which Canada is a signatory, affects many of Canada’s bilateral tax treaties, including the ability to claim benefits thereunder. Affected Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not “treaty-protected property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Provided that the Common Shares are listed on a “designated stock exchange” (as defined in the Tax Act, and which currently includes the TSX and Nasdaq) at the time of disposition, the Offered Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons who do not deal at arm’s length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

The Offered Shares of a U.S. Holder will generally constitute “treaty-protected property” for purposes of the Tax Act unless the value of the Offered Shares is derived principally from real property situated in Canada at that time. For this purpose, “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under “Residents of Canada — Disposition of Offered Shares” and “Residents of Canada — Taxation of Capital Gains and Losses” will generally apply.

Non-Resident Holders whose Offered Shares are taxable Canadian property should consult their own advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement.

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This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement. This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations applicable to such U.S. Holder of Offered Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the U.S. Internal Revenue Service (the “IRS”) or legal opinion has been requested, or will be obtained, regarding the potential U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated by the Department of the Treasury (whether final, temporary or proposed) (“Treasury Regulations”), U.S. court decisions published rulings and administrative positions of the IRS, and the Canada-U.S. Tax Convention, in each case, in effect as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner possibly with retroactive effect, at any time.

U.S. Holder

For purposes of this section, a “U.S. Holder” is a beneficial owner of Offered Shares acquired pursuant to this prospectus supplement that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States; (b) a corporation, or other entity treated as a corporation, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holder

For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of Offered Shares that is neither a U.S. Holder nor a partnership (or other “pass-through” entity) for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax considerations applicable to Non-U.S. Holders relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of the Canada-U.S. Tax Convention or any other tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (e) U.S. Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) U.S. Holders that hold Offered Shares other than as a capital asset (generally property held for investment purposes) within the meaning of Section 1221 of the Code; (g) U.S. Holders that are partnerships or other flow-through entities; (h) U.S. Holders that are subject to special tax accounting rules with respect to the Offered Shares for U.S. federal income tax purposes; (i) U.S. Holders that are subject to taxing jurisdictions other than, or in addition to, the United States; or (j) U.S. Holders that own, directly, indirectly or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. The summary below also does not address the impact of the Offering on persons who are US expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code. U.S. Holders and others that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the U.S. federal income tax treatment of a partner in the partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of Offered Shares should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

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Tax Considerations Other than U.S. Federal Income Tax Considerations Not Addressed

This summary does not address the US state and local tax, US estate, gift, and generation-skipping tax, U.S. federal net investment income tax, the excise tax on stock repurchases, U.S. federal alternative minimum tax or corporate alternative minimum tax, or non-U.S. tax considerations to U.S. Holders relating to the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the US state and local tax, US estate, gift, and generation-skipping tax, U.S. federal net investment income, U.S. federal alternative minimum tax and non-U.S. tax considerations relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares

Classification as a Passive Foreign Investment Company

As discussed below under “Passive Foreign Investment Company Rules – PFIC Status of the Company”, although the Company has not made a formal determination as to whether it was a “passive foreign investment company” under Section 1297 of the Code (“PFIC”) for the tax year ended April 30, 2023, and does not plan to make such a determination for subsequent years, the Company believes there is a significant risk that it was a PFIC for the tax year ended April 30, 2023 and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If the Company is classified as a PFIC in any taxable year in which a U.S. Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such U.S. Holder’s Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a U.S. Holder’s Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any “excess distribution” from the Company and on the U.S. Holder’s gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the U.S. Holder’s holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Each U.S. Holder should consult its own tax advisor regarding the classification of the Company as a PFIC and the consequences of such classification. The Company has not made a formal determination in past years. For the fiscal years ended April 30, 2023, 2022, 2021, 2020, 2019 and 2018, pursuant to Treasury Regulation Section 1.1295-1(g)(1), the Company issued to its U.S. Shareholders a “PFIC Annual Information Statement” to assist U.S. Shareholders who wish to make a Qualified Electing Fund Election under Section 1295 of the Code (“QEF Election”).

Distributions on Offered Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares, and thereafter as a gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company does not expect to determine its current and accumulated earnings and profits in accordance with U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution by the Company with respect to Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. If the Company is not a PFIC, dividends paid to a U.S. Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) its tax basis in such Offered Shares sold or otherwise disposed of. Such gain or loss will be a long-term capital gain or loss if the Offered Shares have been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as “foreign source” under the Canada-U.S. Tax Convention and such U.S. Holder elects to treat such gain or loss as “foreign source” (see a more detailed discussion at “Foreign Tax Credit” below). Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations.

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Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally may elect to deduct or credit such tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “US source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute “foreign source” income and generally will be categorized as “passive category income”. Because the foreign tax credit rules are complex, U.S. Holders should consult their own tax advisors regarding the foreign tax credit rules, including the source of any dividends paid to U.S. Holders.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit. The rules relating to distributions by a PFIC are complex, and a U.S. Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a U.S. Holder in connection with the ownership of Offered Shares, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. A U.S. Holder that receives foreign currency and converts such foreign currency into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as US source ordinary income or loss for foreign tax credit purposes. Different rules may apply to U.S. Holders subject to the accrual method of tax accounting. U.S. Holders should consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning and disposing of foreign currency.

Passive Foreign Investment Company Rules

If the Company is a PFIC within the meaning of Section 1297 of the Code at any time during a U.S. Holder’s holding period, then certain different and potentially adverse tax consequences would apply to such U.S. Holder’s acquisition, ownership and disposition of Offered Shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Company for such tax year is “passive income” (the “income test”) or (b) on average at least 50% or more of the assets in a taxable year, held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value or adjusted bases of such assets (the “asset test”). “Gross income” generally includes all income less the cost of goods sold, and “passive income” for this purpose includes, among other things, dividends, interest, rents and royalties (other than rents and royalties derived from the active conduct of a trade or business), and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

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Under certain attribution rules, if the Company is a PFIC for any taxable year during which U.S. Holders hold Offered Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (a “lower-tier PFIC”), U.S. Holders will be deemed to own their proportionate share (by value) of the shares of the lower-tier PFIC, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if the U.S. Holder directly held the shares of such lower-tier PFIC, even though such U.S. Holder may not receive the proceeds of those distributions or dispositions. U.S. Holders are advised to consult its tax advisors regarding the application of the PFIC rules to our non-US. Subsidiaries.

Although the Company has not made a formal determination as to whether it was a PFIC for the tax year ended April 30, 2023, and does not plan to make such a determination for subsequent years, the Company believes there is a significant risk that it was a PFIC for the tax year ended April 30, 2023, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. U.S. Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax considerations to a U.S. Holder of the acquisition, ownership and disposition of Offered Shares will depend on whether such U.S. Holder makes a QEF Election or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution paid on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on Offered Shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day of a Non-Electing U.S. Holder’s holding period for the Offered Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the U.S. Holder’s other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

If the Company is a PFIC and a U.S. Holder makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins, such U.S. Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the U.S. Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record-keeping requirements or make available to U.S. Holders a PFIC Annual Information Statement or any other information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if they are regularly traded on (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to section 11A of the U.S. Exchange Act; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for Offered Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in such Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

U.S. Holders that make a Mark-to-Market Election generally also will adjust their tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. U.S. Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to Offered Shares, no such election may be made with respect to the stock of any lower-tier PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC.

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Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Company is a PFIC during such U.S. Holder’s holding period for the relevant shares. However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

If the Company were a PFIC, a U.S. Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of the Offered Shares or received an excess distribution. In addition, subject to certain rules intended to avoid duplicative filings, U.S. Holders may also be required to file an annual information return on IRS Form 8621 with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. U.S. Holders should consult their own tax advisors regarding their filing obligations with respect to such information returns.

In addition, a U.S. Holder who acquires Offered Shares from a decedent will not receive a “step up” in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and U.S. Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares in the event the Company is a PFIC at any time during the holding period for such Offered Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information relating to an interest in Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Offered Shares. Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder’s U.S. federal income tax returns. In addition, if U.S. Holders hold Offered Shares in any tax year in which we are classified as a PFIC, such U.S. Holders will generally be required to file an IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, for such tax year. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Offered Shares.

Payments made within the United States, or by a US payor or US middleman, of dividends on Offered Shares, and proceeds arising from certain sales or other taxable dispositions of Offered Shares, may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct US social security or other taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect U.S. taxpayer identification number; (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails under certain circumstances to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the US backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder timely furnishes the required information to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. U.S. Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

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THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, you should carefully consider the risks described below as they relate to the Offering under this prospectus supplement, as well as the risks described under the “Risk Factors” section of the Annual Information Form and the accompanying prospectus, as they relate to the business of the Company, our Common Shares and more, before purchasing the Offered Shares.

Risks Related to the Offering

Discretion Concerning the Use of Proceeds

The Company intends to use the net proceeds from the Offering as described under “Use of Proceeds”. However, management will have substantial discretion concerning the use of proceeds from sales of Offered Shares made under the Offering, as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds from sales of Offered Shares made under the Offering. Management may use the net proceeds from the Offering in ways that an investor may not consider desirable or that may not yield a significant return or any return at all. The failure by management to apply these funds effectively could have a material adverse effect on the business of the Company. The results and effectiveness of the application of the net proceeds are uncertain.

Dilution

Issuances of additional securities will result in a dilution of the equity interests of the Company’s shareholders. The Company may issue additional Common Shares or securities exchangeable for or convertible into Common Shares in the future in connection with acquisitions of interests, if further capital is required and/or as the result of grants under the Company’s long-term incentive plan or other rights to acquire Common Shares that the Company may, in the future, issue. If additional Common Shares or securities exchangeable for or convertible into Common Shares are sold or issued, such sales or issuances may substantially dilute the interests of the Shareholders.

Volatility of Common Share Price

Securities markets have a high level of price and volume volatility and the market prices of the securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Company include global macroeconomic developments and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in the price of uranium will not occur. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company.

At times, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of the Company.

Liquidity Concerns and Future Financing Requirements

The Company may require additional financing in order to fund its business plan. The Company’s ability to arrange such financing in the future will depend in part on prevailing capital market conditions, as well as the Company’s business success. There can be no assurance that it will be successful in its efforts to arrange additional financing on satisfactory terms, or at all. If additional financing is raised by the issuance of Common Shares or securities exchangeable for or convertible into Common Shares, control of the Company may change and its shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to operate its business at its maximum potential, to expand, to take advantage of other opportunities or to otherwise remain in business.

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“Passive Foreign Investment Company” Risk

Prospective investors who are “U.S. Holders” (as defined above in “Certain United States Federal Income Tax Considerations”) should be aware that they could be subject to certain adverse U.S. federal income tax consequences if the Company is classified as a PFIC for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Although the Company has not made a formal determination as to whether it was a PFIC for the tax year ended April 30, 2023, and does not plan to make such a determination for subsequent years, the Company believes there is a significant risk that it was a PFIC for the tax year ended April 30, 2023, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If the Company is classified as a PFIC in any taxable year in which a U.S. Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a U.S. Holder’s Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any “excess distribution” from the Company and on the U.S. Holder’s gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the U.S. Holder’s holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Prospective investors who are U.S. Holders should also be aware that, for each tax year, if any, that the Company is a PFIC, the Company cannot provide any assurances that it will satisfy the record-keeping requirements or make available to U.S. Holders a PFIC Annual Information Statement or any other information such U.S. Holders require to make a “QEF Election” (as defined above in “Certain United States Federal Income Tax Considerations”) with respect to the Company or any subsidiary that also is classified as a PFIC. However, for the fiscal years ended April 30, 2023, 2022, 2021, 2020, 2019 and 2018, pursuant to Treasury Regulation Section 1.1295-1(g)(1), the Company issued to its U.S. Shareholders a PFIC Annual Information Statement to assist U.S. Shareholders who wish to make a QEF Election under Section 1295 of the Code. Prospective investors who are U.S. Holders should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the availability, advisability and implications of making tax elections to mitigate possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income. See “Certain United States Federal Income Tax Considerations – U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares”.

ENFORCEMENT OF JUDGEMENTS AGAINST FOREIGN PERSONS

We are a company incorporated under the Canada Business Corporations Act. Additionally, certain of the Company’s directors and officers reside outside of Canada. The directors and officers named below have appointed the following agent for service of process:

Name of Director	Name and Address of Agent
Scott Melbye	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2
Vina Patel	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2
Neil Gregson	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Sangra Moller LLP, with respect to Canadian legal matters, and by Haynes and Boone LLP, with respect to United States legal matters, and on behalf of the Underwriters by DLA Piper (Canada) LLP, with respect to Canadian legal matters, and by DLA Piper LLP (US), with respect to United States legal matters.

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As of the date hereof, the partners and associates, as a group, of each of Sangra Moller LLP and DLA Piper (Canada) LLP beneficially own, directly and indirectly, less than 1% of the issued and outstanding Common Shares of the Company or any of its associates or affiliates.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, (“PwC”), located at 250 Howe Street, Suite 1400, Vancouver, BC, Canada, V6C 3S7. PwC reports that they are independent from the Company within the meaning of Chartered Professional Accountants of British Columbia Code of Professional Conduct and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board (United States).

The Company’s transfer agent and registrar is Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 and 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

INTEREST OF EXPERTS

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of, and reviewed the technical information incorporated by reference into, this prospectus supplement. He holds a B.Sc. in Geology from the University of Saskatchewan, is a “qualified person” as defined in NI 43-101 and is registered as a professional geoscientist in Saskatchewan.

None of the foregoing experts, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received, or is expected to receive, registered or beneficial interests, direct or indirect, in Common Shares or other property of the Company or any of its associates or affiliates representing 1% or more of the outstanding Common Shares.

ELIGIBILITY FOR INVESTMENT

In the opinion of Sangra Moller LLP, counsel to the Company, and DLA Piper (Canada) LLP, counsel to the Underwriters, based on the current provisions of the Tax Act, the Offered Shares, if issued on the date hereof, would be “qualified investments” under the Tax Act for trusts governed by a “registered retirement savings plan”, “registered retirement income fund”, “tax-free savings account”, “registered education savings plan”, “registered disability savings plan”, “first home savings account” (as those terms are defined in the Tax Act) (collectively referred to as “Registered Plans”) and a “deferred profit sharing plan” (each as defined in the Tax Act), provided that the Common Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the TSX and Nasdaq) or the Company otherwise qualifies as a “public corporation” other than a “mortgage investment corporation” (each as defined in the Tax Act).

Notwithstanding that an Offered Share may be a qualified investment for a Registered Plan, if an Offered Share is a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Offered Shares will not generally be a “prohibited investment” for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm’s length with the Company for the purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Offered Shares will not be a “prohibited investment” if the Offered Shares are “excluded property” within the meaning of the Tax Act, for the Registered Plan.

Holders, annuitants and subscribers of Registered Plans should consult their own tax advisors with respect to whether the Offered Shares would be a “prohibited investment” having regard to their particular circumstances.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser’s statutory rights in connection with any purchase of Offered Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers’ rights in the prospectus under the heading “Statutory Rights of Withdrawal and Rescission” solely with regard to the Offering.

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right must be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

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No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Uranium Royalty Corp., 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3, telephone number 604-396-8222 and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 20, 2023

URANIUM ROYALTY CORP.

$130,000,000

Common Shares

Preferred Shares

Warrants

Subscription Receipts

Debt Securities

Units

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by Uranium Royalty Corp. (the “Company”) from time to time, during the 25-month period that this Prospectus, including any amendments hereto, remains effective, of up to $130,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of: (i) common shares in the capital of the Company (“Common Shares”); (ii) preferred shares in the capital of the Company (“Preferred Shares”), issuable in series; (iii) warrants (“Warrants”) to purchase other Securities (as defined below) of the Company; (iv) subscription receipts (“Subscription Receipts”) convertible into other Securities of the Company; (v) debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “Debt Securities”); and (vi) units (“Units”) comprised of one or more of any of the other Securities, or any combination of such Securities (the Common Shares, Preferred Shares, Warrants, Subscription Receipts, Debt Securities and Units are collectively referred to herein as the “Securities”). The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The issued and outstanding Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “URC”, and on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “UROY”. Certain outstanding and listed common share purchase warrants of the Company (the “Listed Warrants”) are listed on the TSX under the symbol “URC.WT”. On July 19, 2023, the last complete trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.69 per Common Share, and on the Nasdaq was US$2.04 per Common Share. The closing price of the Listed Warrants on the TSX as at the last trading day prior to the date of this Prospectus was $1.01 per Listed Warrant. Unless otherwise specified in an applicable Prospectus Supplement, any Securities, other than Common Shares and Listed Warrants, will not be listed on any securities or stock exchange or on any automated dealer quotation system.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some of its officers and directors are residents of a foreign country, that some of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States. See “Enforceability of Certain Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and any Prospectus Supplement and consider such risks in connection with an investment in such Securities. See “Risk Factors”.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Federal Income Tax Considerations” as well as the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of any Securities with respect to a particular offering will be described in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares; (ii) in the case of Preferred Shares, the designation of the particular series, the number of Preferred Shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other terms specific to the Preferred Shares; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, whether the Warrants are being offered for cash, the designation, number and terms of the other Securities issuable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, the currency in which such other Securities are issued and any other terms specific to the Subscription Receipts; (v) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, and any other terms specific to the Debt Securities; and (vi) in the case of Units, the number of Units being offered, the offering price and the designation, number and terms of the Securities comprising the Units, and any other terms specific to the Units. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

ii

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus to the extent required by applicable securities law. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in those jurisdictions. The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to exemptions from registration or qualifications under applicable securities law. The Prospectus Supplement relating to each issue of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will or expects to receive, and any other material terms of the plan of distribution. This Prospectus may qualify an “at-the-market distribution” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”).

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices vary as between purchasers and during the period of distribution of the Securities.

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market” distribution, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities, including selling an aggregate number or principal amount of Securities that would result in the underwriter, dealer or agent creating an over-allotment position in the Securities. See “Plan of Distribution”.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares and Listed Warrants) will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities (other than Common Shares and Listed Warrants) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

The Company’s head office is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3, and its registered and records office is located at 925 West Georgia Street, Suite 1000, Vancouver, British Columbia V6C 3L2.

iii

iv

ABOUT THIS PROSPECTUS

In this Prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “URC” or the “Company”, refer to Uranium Royalty Corp. together with our wholly owned subsidiaries.

In this Prospectus, “U3O8” means triuranium octoxide, a compound of uranium that is converted to uranium hexafluoride for the purpose of uranium enrichment.

URC is a company incorporated under the federal laws of Canada. The Common Shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Common Shares are traded in Canada on the TSX under the symbol “URC” and in the United States on the Nasdaq under the symbol “UROY”.

This Prospectus is a base shelf prospectus that:

●	the Company has filed with the securities commissions in each of the provinces and territories of Canada, in order to qualify the offering of the Securities described in this Prospectus in accordance with National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102; and

●	forms part of a registration statement on Form F-10 (the “Registration Statement”) that the Company has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) under the multi-jurisdictional disclosure system (“MJDS”) adopted by Canada and the United States.

Under this shelf registration process, the Company may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate offering price of $130,000,000. This Prospectus provides investors with a general description of the Securities that the Company may offer. Each time the Company sells Securities under this Prospectus it will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement.

Investors should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide investors with different information. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the Registration Statement. Investors in the United States should refer to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Securities.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus are reported in Canadian dollars. In this Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as “$” or “C$”. United States dollars are referred to as “US$”.

The high, low, average and closing exchange rates for United States dollars in terms of the Canadian dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

	Year ended April 30 (US$)
	2023	2022	2021
High	0.7974	0.8306	0.8140
Low	0.7217	0.7727	0.7080
Average	0.7526	0.7972	0.7649
Closing	0.7817	0.7755	0.8140

On July 19, 2023, the daily average exchange rate provided by the Bank of Canada in terms of the Canadian dollar was C$1.00 = US$0.7593.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date hereof. In addition, this Prospectus may contain Forward-Looking Statements attributed to third party industry sources. Without limitation, this Prospectus contains Forward-Looking Statements pertaining to the following: use of funds; the ongoing operation of the properties in which the Company holds or may hold uranium interests; future events or future performance; the impact of general business and economic conditions; future debt levels, financial capacity, liquidity and capital resources; anticipated future sources of funds to meet working capital requirements; future capital expenditures and contractual commitments; expectations respecting future financial results; expectations with respect to the Company’s financial position; expectations regarding uranium prices and the impacts of United States and other governmental policies on uranium demand; expectations regarding supply and demand for uranium; expectations regarding the Company’s business plans, strategies, growth and results of operations; the Company’s dividend policy; conditions, trends and practices pertaining to the uranium industry and other industries in which uranium is used; the financial and operational strength of counterparties; production volumes; mineral resources and mine life; governmental regulatory regimes with respect to environmental matters; and governmental taxation regimes.

Forward-Looking Statements are based on a number of material assumptions, including those listed here, which could prove to be significantly incorrect: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; future operations and developments on the properties in which the Company holds or may hold interests; the ongoing operation of the properties in which the Company holds or may hold uranium interests; and the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company’s interests.

Actual results could differ materially from those anticipated in these Forward-Looking Statements due to a variety of risks, uncertainties and other factors, including, without limitation, the following:

●	dependence on third party operators;
●	the Company has limited or no access to the operations underlying its interests, including data;
●	risks faced by owners and operators of the properties underlying the Company’s interest, including all of the hazards and risks normally encountered in the exploration, development and production of metals, including excessive cost escalation, technical difficulties, geological and metallurgical conditions, natural disasters and title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	the Company is dependent on future payments from owners and operators of its royalty and other interests;
●	investment price risks, which may affect the value of the Company’s current and future equity investments, including those in Yellow Cake plc (“Yellow Cake”) and Queen’s Road Capital Investment Ltd. (“QRC”);
●	commodities price risks, which may affect revenue derived by the Company from its asset portfolio;
●	risks associated with future acquisitions;
●	global financial conditions and increased volatility in response to global events, including as a result of geopolitical factors such as the ongoing conflict in Ukraine and the political unrest in Kazakhstan;

●	macroeconomic developments and changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	risks related to mineral reserve and resource estimates, including the rate and timing of production differences from resource and reserve estimates;
●	the impact of project costs on profit based royalties, such as net profit interest royalties;
●	alternatives to, and changing demand for, uranium;
●	the public acceptance of nuclear energy in relation to other energy sources;
●	the absence of any public market for uranium;
●	liquidity risks in connection with the Company’s equity investments, including those in Yellow Cake and QRC;
●	changes in the technologies pertaining to the use of uranium;
●	changes in legislation, including permitting and licensing regimes and taxation policies, including regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or other interests are located;
●	buy-back and similar rights held by the operators of the Company’s interests;
●	royalties, streams and similar interests may not be honoured by operators of a project;
●	any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
●	effects of competition and pricing pressures and the competitive nature of the royalty and streaming business;
●	risks relating to epidemics, pandemics and other health crises;
●	interest rate fluctuations, foreign exchange rate fluctuations, fluctuations in the value of the Canadian dollar and fluctuations in the market prices of the Company’s investments;
●	any inability to attract and retain key employees;
●	inability of the Company to execute its growth strategy;
●	litigation;
●	First Nations land claims;
●	potential conflicts of interests;
●	any inability to ensure compliance with anti-bribery and anti-corruption laws;
●	any future expansion of the Company’s business activities;
●	any failure to maintain effective internal controls; and
●	the other factors discussed under “Risk Factors” herein and in the Company’s annual information form for the fiscal year ended April 30, 2023, dated July 13, 2023 (the “Annual Information Form”) incorporated by reference herein.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in these Forward-Looking Statements. These Forward-Looking Statements are based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws. Investors are cautioned against attributing undue certainty to Forward-Looking Statements.

The risk factors referenced herein should not be construed as exhaustive. Except as required under applicable laws, the Company undertakes no obligation to update or revise any Forward-Looking Statements. An investment in the Company is speculative and involves a high degree of risk due to the nature of our business and the present state of our projects and interests.

Please carefully consider the risk factors set out herein under “Risk Factors” and in the Annual Information Form.

NOTE REGARDING RESOURCE AND RESERVE ESTIMATES

This Prospectus and the documents incorporated by reference herein, as applicable, have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this Prospectus have been prepared for or by the current or former owners and operators of the relevant properties, as and to the extent indicated by them, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) classification system or the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (“JORC”), as applicable. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves as adopted by the CIM (the “CIM Definition Standards”).

The SEC has adopted mining disclosure rules under sub-part 1300 of SEC Regulation S-K – Disclosure by Registrants Engaged in Mining Operations (“Regulation S-K 1300”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to MJDS, the Company is not required to provide disclosure under Regulation S-K 1300 and will continue to provide disclosure under NI 43-101. Under Regulation S-K 1300, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101. In addition, the project stage classifications utilized by the Company under NI 43-101 do not conform to defined project stages under Regulation S-K 1300.

Certain resource estimates disclosed in this Prospectus and the documents incorporated by reference herein, have been prepared in accordance with JORC, which differs from the requirements of NI 43-101 and S-K 1300. Accordingly, information contained in this Prospectus, including the documents incorporated by reference herein, may contain descriptions of the projects underlying the interests that differ from similar information made available by Canadian and United States issuers.

TECHNICAL AND THIRD PARTY INFORMATION

This Prospectus and the documents incorporated by reference herein include market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure contained in this Prospectus, any applicable Prospectus Supplement and the documents incorporated by reference herein or therein respecting the properties underlying the Company’s royalty and other interests has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101, and is based primarily on information publicly disclosed by the owners or operators of such properties. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations, which may relate to a larger property area than that covered by the Company’s interests. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on the operators of the properties and their qualified persons to provide information to it or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which it holds interests, and generally will have limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

As of the date of this Prospectus, the Company considers its royalty interest in the McArthur River Project and Cigar Lake Project (each as described in the Annual Information Form), located in Saskatchewan, Canada as its material properties for the purposes of NI 43-101.

Unless otherwise indicated, the scientific and technical information contained herein or in the documents incorporated by reference regarding McArthur River has been derived from the technical report titled “McArthur River Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report”, with an effective date of December 31, 2018, prepared for Cameco Corporation (“Cameco”), the Cameco Annual Information Form for the year ended December 31, 2022 (the “Cameco 2022 AIF”) and Cameco’s other public disclosures, copies of which are available under its profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Unless otherwise indicated, the scientific and technical information contained herein or in the documents incorporated by reference regarding Cigar Lake has been derived from the technical report titled “Cigar Lake Operation, Northern Saskatchewan, Canada, National Instrument 43-101 Technical Report”, with an effective date of December 31, 2015, prepared for Cameco, the Cameco 2022 AIF and Cameco’s other public disclosures, copies of which are available under its profile on SEDAR.

MARKETING MATERIALS

Certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia V6E 2Y3, 604-396-8222 and are also available electronically through SEDAR at www.sedar.com. The filings of the Company through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

As at the date hereof, the following documents of the Company, filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

1)	the Annual Information Form;

2)	the management information circular of the Company regarding the annual general meeting of shareholders of the Company held on October 13, 2022, dated August 19, 2022;

3)

the audited annual consolidated financial statements of the Company as at and for the financial years ended April 30, 2023 and 2022, together with the notes thereto, and the auditors reports thereon (the “Annual Financial Statements”); and

4)	management’s discussion and analysis of financial condition and results of operations of the Company for the financial year ended April 30, 2023 dated July 13, 2023 (the “Annual MD&A”).

Any document of the type referred to in the preceding paragraph (excluding confidential material change reports), and all other documents of the type required to be incorporated by reference in a short form prospectus by NI 44-101 filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and prior to the termination of any offering of Securities hereunder shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus, or the Registration Statement of which it forms a part, other information from documents filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form and related annual financial statements and management’s discussion and analysis being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the term of this Prospectus: (i) the previous annual information form, the previous annual financial statements and related management’s discussion and analysis; (ii) all interim financial statements and related management’s discussion and analysis; (iii) all material change reports and information circulars and all Prospectus Supplements filed by the Company prior to the commencement of the Company’s financial year in respect of which the new annual information form is filed; shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon new interim consolidated financial statements and related management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities in Canada during the term of this Prospectus, all interim consolidated financial statements and related management’s discussion and analysis filed prior to the new interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

Upon a new information circular relating to an annual meeting of shareholders being filed by the Company with applicable securities regulatory authorities in Canada subsequent to the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, the information circular for the preceding annual meeting of shareholders and any other information circular filed by the Company prior to the commencement of the Company’s financial year in respect of which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus, to the extent required by applicable securities laws. A Prospectus Supplement containing the specific terms of any Securities offered thereunder will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the Securities offered thereunder. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Company’s securities.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, he or she should not rely on it.

References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consents of PricewaterhouseCoopers LLP; (3) powers of attorney from certain of the Company’s directors and officers; (4) the consents of the “qualified persons” (for the purposes of NI 43-101) referred to in this Prospectus under “Interest of Experts”; and (5) the form of indenture for any Debt Securities issued hereunder. A copy of the form of any applicable warrant agreement, indenture, subscription receipt agreement, or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under MJDS, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with securities commissions or similar regulatory authorities in Canada on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Company with the SEC can be inspected on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov. Reports and other information filed by the Company with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

The Company has filed with the SEC the Registration Statement under the U.S. Securities Act, with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at www.sec.gov. Each time the Company sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

DESCRIPTION OF THE BUSINESS

The following description of the Company is, in some instances, derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its properties and business that you should consider before investing in any Securities. You should carefully read the entire Prospectus and the applicable Prospectus Supplement, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, including the section of the Annual Information Form titled “Risk Factors”, before making an investment decision.

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

As of the date of this Prospectus, the Company considers its royalty interest in the McArthur River Project and Cigar Lake Project (each as described in the Annual Information Form), located in Saskatchewan, Canada as its material properties for the purposes of NI 43-101.

McArthur River Project

The Company holds a 1% gross overriding revenue royalty on a 9.063% share of uranium production from the McArthur River Project, located in Saskatchewan, Canada, derived from Orano Canada Inc.’s current 30.195% production interest in the project. The Company has elected to receive royalty proceeds from the McArthur River mine through delivery of physical uranium.

Cigar Lake Project

The Company holds a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Cigar Lake Project”) located in Saskatchewan, Canada. The sliding scale NPI royalty percentage will decrease to 10% after the combined production on the Waterbury Lake / Cigar Lake and Dawn Lake Projects reach 200 million pounds U3O8.

RECENT DEVELOPMENTS

Repayment of BMO Credit Facility

On May 3, 2023, the Company paid $9.7 million (US$7.2 million) in full repayment of all remaining principal, interest and fees under the BMO Credit Facility (as defined below) and extinguished the BMO Credit Facility. See “Consolidated Capitalization”.

The margin loan facility of up to approximately $19 million (US$15 million) (the “BMO Credit Facility”) was provided by Bank of Montreal pursuant to a margin loan agreement entered into on May 7, 2021, as amended and restated on January 17, 2023. The BMO Credit Facility was secured by a pledge of all the shares of Yellow Cake held by the Company and, upon repayment and extinguishment of the BMO Credit Facility, the security registration on the Yellow Cakes shares was discharged.

Listing on the TSX

The Common Shares and Listed Warrants were delisted from the TSX Venture Exchange effective after markets on July 5, 2023 and became listed and began trading on the TSX on July 6, 2023. The Common Shares and Listed Warrants continue to trade under the stock symbols “UROY” and “URC.WT”, respectively.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities, as at the date of this Prospectus, that may be offered pursuant to this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities as may be offered under this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering, and the extent to which the general terms and provisions described below may apply to such Securities will be described in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, of which, at the date hereof, there are 100,369,451 Common Shares issued and outstanding.

The Common Shares are not subject to any future call or assessment, do not have any pre-emptive, conversion or redemption rights and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares. All shareholders of the Company are entitled to receive a notice of, attend and vote at any meeting to be convened by the Company. At any meeting, subject to the restrictions on joint registered owners of Common Shares, every Shareholder has one vote for each Common Share of which such holder is the registered owner. Voting rights may be exercised in person or by proxy.

Shareholders are entitled to share pro rata in any dividends if, as and when declared by the board of directors of the Company, in its discretion, and such of the Company’s assets as are distributable to them on liquidation, dissolution or winding-up of the Company. Rights pertaining to the Common Shares may only be amended in accordance with applicable corporate law.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares, of which, at the date hereof, there are no Preferred Shares issued and outstanding.

The Preferred Shares are issuable in series. The Preferred Shares of each series rank in parity with the Preferred Shares of every other series with respect to dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The Preferred Shares are entitled to a preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

The Company’s board of directors is empowered to fix the number of Preferred Shares and the rights to be attached to the Preferred Shares of each series, including the rate, amount or kind of dividends and any conversion, voting and redemption rights. Subject to the Company’s by-laws and applicable law, the holders of Preferred Shares, as a class, are not entitled to receive notice of or attend or vote at meetings of the Company’s shareholders.

Warrants

The outstanding Warrants of the Company as of the date hereof are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	95,588
December 6, 2024(2)	2.00	16,732,638
		16,828,226

Notes

(1)	Unlisted Warrants.
(2)	Listed Warrants

We may issue Warrants independently or together with other Securities, and Warrants sold with other Securities may be attached to or separate from the other Securities. Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

The applicable Prospectus Supplement will include details of the Warrant agreements, if any, governing the Warrants being offered. The Warrant agent, if any, will be expected to act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company and, if applicable, the Company will file with the SEC as exhibits to the Registration Statement, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any warrant indenture or form of warrant describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Warrants being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation of the Warrants;
●	the description and aggregate number of Warrants offered and the offering price;
●	the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;
●	the currency or currencies in which the Warrants will be offered;
●	the exercise price of the Warrants and the currency or currencies in which the applicable Securities may be purchased upon such exercise;
●	the dates or periods during which the Warrants are exercisable including any “early termination” provisions;
●	the designation, number and terms of any Securities with which the Warrants are issued;
●	if the Warrants are issued as a unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;
●	whether such Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
●	any minimum or maximum subscription amount of Warrants;
●	the identity of the Warrant agent;
●	whether such Warrants will be listed on any securities exchange;
●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;
●	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;
●	certain material U.S. and Canadian federal tax consequences of owning the Warrants; and
●	any other material terms and conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities to be received on the exercise of the Warrants, including the right to receive payments of dividends or the right to vote such underlying Securities.

Subscription Receipts

Subscription Receipts may be offered separately or together with other Securities, as the case may be. The Subscription Receipts may be issued under one or more subscription receipt agreements, each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province or territory thereof and authorized to carry on business as a trustee. The applicable Prospectus Supplement will include details of the subscription receipt agreement, if any, governing the Subscription Receipts being offered. The Company will file a copy of any subscription receipt agreement relating to an offering of Subscription Receipts with the relevant securities regulatory authorities in Canada after it has been entered into by the Company. In the United States, the Company will file as exhibits to the Registration Statement, or will incorporate by reference from Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt describing the terms and conditions of subscription receipts the Company is offering before the issuance of such subscription receipts.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Subscription Receipts being offered thereby, which may include, without limitation, the following (where applicable):

●	the aggregate number of Subscription Receipts offered;
●	the price at which the Subscription Receipts will be offered;
●	the currency in which the Subscription Receipts will be offered and whether the price is payable in installments;
●	the terms, conditions and procedures for the conversion or exchange of the Subscription Receipts into other Securities;
●	the dates or periods during which the Subscription Receipts may be converted or exchanged into other Securities;
●	the designation, number and terms of the other Securities that may be issued upon exercise or deemed conversion of each Subscription Receipt;
●	the designation, number and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;
●	conditions to the conversion or exchange of Subscription Receipts into Securities and the consequences of such conditions not being satisfied;
●	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;
●	provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;
●	the identity of the Subscription Receipt agent;
●	whether the Subscription Receipts will be listed on any securities exchange;
●	any minimum or maximum subscription amount;
●	whether such Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;
●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;
●	certain material Canadian and United States tax consequences of owning or converting or exchanging the Subscription Receipts; and
●	any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities to be received on the exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Debt Securities

The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be. The Company may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

The Debt Securities may be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of any such trust indenture will be filed with the relevant securities regulatory authorities in Canada after it has been entered into by the Company and will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part.

Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective Investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information regarding the general material terms and provisions of the Debt Securities. Prospective investors also should refer to the Indenture, as it may be supplemented by any supplemental indenture, for a complete description of all terms relating to the Debt Securities.

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur. The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. The description in any such Prospectus Supplement may include, but may not be limited to, any of the following, if applicable:

●	the specific designation of the Debt Securities;
●	any limit on the aggregate principal amount of the Debt Securities;
●	the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;
●	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;
●	whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether and on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;
●	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;
●	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;
●	the covenants applicable to the Debt Securities;
●	the terms and conditions for any conversion or exchange of the Debt Securities for any other Securities;
●	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;
●	whether the Debt Securities will be secured or unsecured;
●	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;
●	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;
●	the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000, integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than $5,000;
●	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;
●	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;
●	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;
●	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;
●	any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;
●	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;
●	whether the holders of any series of Debt Securities have special rights if specified events occur; and
●	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

Guarantees

Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each such series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company. The Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payable and other indebtedness, of our subsidiaries.

Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company’s other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless otherwise permitted by the terms of the Indenture or until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The law of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form. So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the depositary for a global security and its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuation of Depositary’s Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Company may at any time and in the Company’s sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $1,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Company, or at the Company’s option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

●	issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

●	register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

●	exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

●	issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

In the event that the Company is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, it shall continue to file with the SEC and provide the trustee:

●	within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F, or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

●	within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not the Company has any of its securities so listed.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

●	the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

●	the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

●	the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

●	the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

●	certain events involving the Company’s bankruptcy, insolvency or reorganization; and

●	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default for any series of Debt Securities occurs and continues (other than a bankruptcy-related event of default), a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

●	the entire principal and interest of the Debt Securities of the series; or

●	if the Debt Securities are discounted securities, that portion of the principal as described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company’s bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

●	the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

●	the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

●	the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders’ notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Company uses the term “defeasance”, it means discharge from certain obligations (other than obligations that survive such defeasance, as specified in the Indenture) with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company’s option:

●	the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

●	the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

●	an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

●	an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

●	a certificate of one of the Company’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities and not just from the Company’s covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

●	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

●	the Company is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

●	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more Supplemental Indentures (a “Supplemental Indenture”) with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

●	change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

●	reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

●	reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

●	change the place or currency of any payment;

●	affect the holder’s right to require the Company to repurchase the Debt Securities at the holder’s option;

●	impair the right of the holders to institute a suit to enforce their rights to payment;

●	adversely affect any conversion or exchange right related to a series of Debt Securities;

●	reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

●	reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment or principal, premium if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

●	evidence its successor under the Indenture;

●	add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

●	add events of default;

●	provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

●	establish the forms of the Debt Securities as permitted by the Indenture;

●	appoint a successor trustee under the Indenture;

●	add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

●	cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

●	change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

To the extent the Indenture is governed by the Trust Indenture Act, the Indenture and the Debt Securities will be governed and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Company in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Company’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Company. If a Trustee acquires any conflicting interest as defined in the Trust Indenture Act it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

Under the Indenture, the Company will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Units

Units may be offered separately or together with other Securities, as the case may be. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Each applicable Prospectus Supplement will set forth the terms and other information with respect to the Units being offered thereby, which may include, without limitation, the following (where applicable):

●	the designation and aggregate number of Units offered;

●	the price or prices, if any, at which the Units will be offered;

●	the currency in which the Units will be offered;

●	the designation, number and terms of the Securities comprising the Units and any agreement governing the Units;

●	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

●	any minimum or maximum subscription amount;

●	the date on and after which the Securities comprising the Units will be separately transferable;

●	whether the Securities comprising the Units will be listed on any securities exchange;

●	whether such Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Units and the Securities comprising the Units;

●	certain material U.S. and Canadian federal tax consequences of owning the Units; and

●	any other material terms and conditions of the Units.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

CONSOLIDATED CAPITALIZATION

The following information should be read in conjunction with the Annual Financial Statements and Annual MD&A that are incorporated by reference in this Prospectus.

On May 3, 2023, the Company paid $9.7 million (US$7.2 million) in full repayment of all remaining principal, interest and fees under the BMO Credit Facility and extinguished the BMO Credit Facility. Following closure of the BMO Credit Facility, the security granted over the remaining Yellow Cake ordinary shares was deregistered.

Additionally, Warrants of the Company have been exercised into an aggregate of 565,722 Common Shares subsequent to April 30, 2023.

Other than as described herein, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since the date of the Annual Financial Statements.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, for capital projects and potential for future direct or indirect acquisitions of physical uranium, royalties, streams or similar interests.

Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

The Company is primarily engaged in the acquisition of uranium interests. The Company had negative operating cash flow for the financial year ended April 30, 2023. If the Company continues to have negative cash flow into the future, net proceeds may need to be allocated to fund this negative cash flow. The Company anticipates it will continue to have negative cash flow from operating activities in future periods until such time as the projects underlying its royalties or other future uranium interests or holdings generate sufficient revenues. Future cash flows from such interests are dependent upon the underlying projects achieving or re-commencing production. There can be no assurance that such production will ever be achieved. See “Risk Factors – Risks Related to the Business of URC – Negative Cash Flow from Operating Activities” in the Annual Information Form.

PRIOR SALES

Information in respect of the Common Shares that were issued within the previous twelve-month period, Common Shares that were issued upon the exercise of options and restricted share rights, and in respect of the grant of options and restricted share rights will be provided as required in any applicable Prospectus Supplement.

TRADING PRICE AND VOLUME

The Company’s Common Shares are listed and posted for trading on the TSX in Canada and the Nasdaq in the United States under the stock symbols “URC” and “UROY”, respectively. The Company’s Listed Warrants are listed on the TSX under the stock symbol “URC.WT”. Trading price and volume of the Common Shares and Listed Warrants will be provided as required in each Prospectus Supplement to this Prospectus.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains effective, offer for sale and issue up to an aggregate of $130,000,000 in Securities hereunder.

The Company may sell the Securities offered by this Prospectus to one or more underwriters or dealers for public offering, through agents, directly to one or more purchasers or through a combination of any such methods of sale. The name of any such underwriters, dealers or agents involved in the offer and sale of the Securities, the amounts underwritten and the nature of its obligation to take the Securities will be specified in the applicable Prospectus Supplement. The Company reserved the right to sell the Securities directly to investors on its own behalf in those jurisdictions where it is authorized to do so. The sale of the Securities may be effected in one or more transactions: (a) on any national or international securities exchange or quotation service on which the Securities may be listed or quoted at the time of sale; (b) in the over-the-counter market; (c) in transactions otherwise than on such exchanges or in the over-the-counter market; or (d) through the writing of options. Each time that the Company sells Securities covered by this Prospectus, the Company will provide a Prospectus Supplement or supplements that will describe the method of distribution and set forth the terms and conditions of the offering of such Securities, including the offering price of the Securities and the proceeds to the Company, if applicable.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Company and its agents and underwriters may offer and sell the Securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102 made through the facilities of the TSX, the Nasdaq or other existing trading markets for the Common Shares. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The price at which the Securities will be offered and sold may vary as between purchasers and during the period of distribution of the applicable Securities. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Company.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities and other than in relation to an “at-the-market” distribution, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, agent or dealer involved in an “at-the-market distribution”, as defined in NI 44-102, no affiliate of such an underwriter, agent or dealer and no person or company acting jointly or in concert with such an underwriter, agent or dealer may in connection with such distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed under an “at-the-market” Prospectus Supplement, including an aggregate number or principal amount of Securities that would result in the underwriter, agent or dealer creating an over-allotment position in the Securities.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares and Listed Warrants) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares and Listed Warrants) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Securities (other than Common Shares and Listed Warrants), as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurances can be given that a market for trading in Securities (other than Common Shares and Listed Warrants) of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”)). Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

EXEMPTIONS

Pursuant to a decision of the Autorité des marchés financiers dated June 6, 2023 the Company was granted a permanent exemption from the requirement to translate into French this Prospectus as well as the documents incorporated by reference herein and any Prospectus Supplement to be filed in relation to an “at-the-market” distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an “at-the-market” distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

RISK FACTORS

Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. In addition to the other information contained in this Prospectus, the documents incorporated by reference herein and the applicable Prospectus Supplement, you should carefully consider the risks described below as they relate to potential future offerings under this Prospectus, as well as the risks described under the “Risk Factors” section of the Annual Information Form, as they relate to the business of the Company.

Negative Cash Flow from Operations

The Company had negative cash flow from operating activities in the fiscal periods since its incorporation. Given that the Company does not anticipate generating operating profits for the foreseeable future, all expenditures to fund operating activities must be provided by financings. There is no assurance that future financings can be completed.

No Assurance of Active or Liquid Market

There is no public market for the Preferred Shares, Warrants, Subscription Receipts, Debt Securities or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of such Securities on any securities exchanges. If the Preferred Shares, Warrants, Subscription Receipts, Debt Securities or Units are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Preferred Shares, Warrants, Subscription Receipts, Debt Securities or Units or that a trading market for these securities will develop.

Public Markets and Share Prices

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, Nasdaq or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results, the global economy or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, Nasdaq or any other stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX or any other stock exchange. There can be no assurance of the price at which the Common Shares or any other Securities offered hereunder that become listed and posted for trading on the TSX, Nasdaq or any other stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any Securities of the Company issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for securities of the Company issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

Discretion Concerning the Use of Proceeds

Our management will have substantial discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

Different Shareholder Protections between the United States and Canada

We are organized and exist under the laws of Canada and, accordingly, are governed by the Canada Business Corporations Act (the “CBCA”). The CBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders’ suits, indemnification of directors and inspection of corporation records.

The Company is a Foreign Private Issuer within the Meaning of the Rules under the Exchange Act, and is Exempt from Certain Provisions Applicable to United States Domestic Public Companies

Because we are a “foreign private issuer” under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the SEC within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

The Company May Be Treated as a “Passive Foreign Investment Company” under the U.S. Internal Revenue Code, Which Could Result in Adverse U.S. Federal Income Tax Consequences for U.S. Investors

Prospective U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences if we are classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and such determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. Prospective U.S. investors should consult their own tax advisors regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse income tax consequences but may result in an inclusion in gross income without receipt of such income.

ENFORCEMENT OF JUDGEMENTS AGAINST FOREIGN PERSONS

Certain of the Company’s directors and officers reside outside of Canada. The directors and officers named below have appointed the following agent for service of process:

Name of Director	Name and Address of Agent
Scott Melbye	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2

Vina Patel	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2

Neil Gregson	Sangra Moller LLP, 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of Canada and its principal place of business is outside the United States. Certain of the directors and officers of the Company are resident outside of the United States and certain of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed C T Corporation System, with an address at 28 Liberty Street, New York, New York 10005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered by this Prospectus relating to Canadian law will be passed upon for the Company by Sangra Moller LLP, Vancouver, British Columbia. Certain legal matters in connection with the Securities offered by this Prospectus relating to U.S. law will be passed upon for the Company by Haynes and Boone, LLP, New York, New York.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP, located at 250 Howe St., Suite 1400, Vancouver, BC V6C 3S7, Canada. PricewaterhouseCoopers LLP has confirmed that it is independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

The Company’s transfer agent and registrar is Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 and 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

INTEREST OF EXPERTS

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information incorporated by reference into this Prospectus. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in NI 43-101 and is registered as a professional geoscientist in Saskatchewan.

None of the experts named under this heading and the heading “Legal Matters”, nor any partner, employee or consultant of such an expert who participated in and who was in a position to directly influence the preparation of the applicable statement, report or valuation, has, has received, or is expected to receive, registered or beneficial interests, direct or indirect, in Common Shares or other property of the Company or any of its associates or affiliates representing 1% or more of the outstanding Common Shares.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this Prospectus and the documents incorporated by reference herein, no director or executive officer of the Company or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction with the Company since the Company’s incorporation that has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Subscription Receipts and Warrants if offered separately without any other Securities, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Subscription Receipt or Warrant, as the case may be, the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights of withdrawal and rescission.

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right must be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

However, purchasers of Securities distributed under an “at-the-market” distribution by the Company do not have the right to withdraw from an agreement to purchase the Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by such purchaser will not be sent or delivered, as permitted under NI 44-102. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

Any remedies under securities legislation that a purchaser of Securities distributed under an “at-the-market” distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to the Securities purchased by a purchaser containing a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above.

In an offering of securities that are convertible, exchangeable or exercisable into other securities, purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in a prospectus is limited, in certain provincial and territorial securities legislation, to the price at which such securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces or territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

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